Exhibit 99.25

ASX Market Announcement

Change in Company Secretary

Melbourne, Australia, 3 August 2021: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in Genomics tests in health, wellness and serious disease advises that in accordance with ASX Listing Rule 3.16.1, Justyn Stedwell has resigned from the role of Company Secretary with immediate effect. The Board acknowledges and thanks Justyn for his service and contribution to the Company over the last few years.

GTG advises that Chief Financial Officer, Michael Tonroe, has been appointed as Company Secretary with effect from 2 August 2021. For the purposes of ASX listing rule 12.6, GTG wishes to confirm that Michael Tonroe is the person responsible for communications between the Company and ASX. The changes are effective immediately.

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Genetic Technologies Limited www.gtglabs.com info@gtglabs.com ABN 17 009 212 328	60-66 Hanover Street Fitzroy Victoria 3065 Australia +61 3 8412 7000

Investor Relations (AUS)	Investor Relations and Media (US)
Stephanie Ottens	Dave Gentry
Market Eye	1 800 RED CHIP (733 2447)
M: +61 434 405 400	Cell: 407 491 4498
E: stephanie.ottens@marketeye.com.au	E: dave@redchip.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead products GeneType for Breast Cancer for non-hereditary breast cancer and GeneType for Colorectal Cancer are clinically validated risk assessment tests and are first in class. Genetic Technologies is developing a pipeline of risk assessment products.

For more information, please visit www.gtglabs.com